UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


For the month of August, 2001

                         Frontline Ltd.
         -----------------------------------------------
         (Translation of registrant's name into English)

    Mercury House, 101 Front Street, Hamilton, HM 12, Bermuda
    ---------------------------------------------------------
            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

           Form 20-F     X        Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes________             No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline
Ltd. (the "Company"), dated August 8, 2001.





















































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


                            Exhibit 1


FRO  Capital adjustments

Frontline has through market purchases executed 8 August 2001 bought back 35,000 of the Companys common shares. The shares have been bought back at a price of NOK 130,19.

Total number of outstanding shares after this is 76,392,566. The shares acquired are done so in accordance with a Board authorization to buy back shares. Including the mentioned transaction 3,927,145 shares has been acquired within a total of 7,500,000 authorized.


Hamilton, Bermuda
8 August 2001

Contact persons:   Kate Blankenship, +1 441 295 6935
                   Tor Olav Troim, +47 23 11 40 00




































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                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                             Frontline Ltd.
                             ------------------------
                             (Registrant)



Date  August 15, 2001   By  /s/ Kate Blankenship
                             -------------------------
                             Kate Blankenship
                             Secretary







































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02089009.AG5